UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2026

Eric Hines
Chief Executive Officer
Milestone Scientific Inc.
425 Eagle Rock Avenue, Suite 403
Roseland, NJ 07068

Re: Milestone Scientific Inc.
Registration Statement on Form S-3
Filed June 02, 2026
File No. 333-296423

Dear Eric Hines:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Lawrence Bell, Esq.